KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Endeavour Silver Corp.

We, KPMG LLP, consent to the use of:

  our Report of Independent Registered Public Accounting Firm dated March 8, 2022, addressed to the shareholders and board of directors of Endeavour Silver Corp. (the "Company"), on the consolidated financial statements of the Company which comprise the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of comprehensive earnings (loss), cash flows, and changes in shareholders' equity for each of the years in the two-year period ended December 31, 2021, and the related notes; and
  our Report of Independent Registered Public Accounting Firm dated March 8, 2022, on the effectiveness of the Entity's internal control over financial reporting as of December 31, 2021 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-237625) on Form F-10 of Endeavour Silver Corp.

/s/ KPMG LLP

Chartered Professional Accountants

March 10, 2022

Vancouver, Canada